                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           DURACELL INTERNATIONAL INC.
        ----------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)


                                    26633L103
                          -----------------------------
                                 (CUSIP number)

                             Ms. Jill C. Richardson
                              The Gillette Company
                            Prudential Tower Building
                                   Suite 4800
                           Boston, Massachusetts 02199

                                  617-421-7000


 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                               September 12, 1996
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                             Page 1 of 13 Pages

Exhibit Index appears on page 13.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26633L103
                                                             Page 2 of 13 Pages

                                       13D

- -------------------                                           ------------------
CUSIP No. 26633L103                                           Page 3 of 13 Pages
- -------------------                                           ------------------
- --------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           The Gillette Company
           S.S. or IRS Identification Number:  04-1366970
- --------------------------------------------------------------------------------
                                                                (a)      /X/
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (b)      / /
- --------------------------------------------------------------------------------
3.         SEC USE ONLY

- --------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           00
- --------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
           PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
- --------------------------------------------------------------------------------
                          7.      SOLE VOTING POWER
        NUMBER OF                 0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8.      SHARED VOTING POWER
        OWNED BY                  41,100,000
          EACH            ------------------------------------------------------
        REPORTING         9.      SOLE DISPOSITIVE POWER
         PERSON                   0
          WITH            ------------------------------------------------------
                          10.     SHARED DISPOSITIVE POWER
                                  0
- --------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           41,100,000

- --------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        / /
           CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.4%

- --------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

- -------------------                                           ------------------
CUSIP No. 26633L103                                           Page 4 of 13 Pages
- -------------------                                           ------------------
- --------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Alaska Acquisition Corp.
           No S.S. or IRS Identification Number

- --------------------------------------------------------------------------------
                                                                (a)      /X/
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (b)      / /
- --------------------------------------------------------------------------------
3.         SEC USE ONLY

- --------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           00
- --------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
           PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
- --------------------------------------------------------------------------------
                          7.      SOLE VOTING POWER
        NUMBER OF                 0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8.      SHARED VOTING POWER
        OWNED BY                  41,100,000
          EACH            ------------------------------------------------------
        REPORTING         9.      SOLE DISPOSITIVE POWER
         PERSON                   0
          WITH            ------------------------------------------------------
                          10.     SHARED DISPOSITIVE POWER
                                  0
- --------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           41,100,000

- --------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        / /
           CERTAIN SHARES*
- --------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.4%

- --------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER
             -------------------

         This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Duracell International Inc. (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at Berkshire Corporate Park, Bethel, Connecticut 06801.

ITEM 2.      IDENTITY AND BACKGROUND.
             -----------------------

         (a) The names of the persons filing this statement are The Gillette Company, a Delaware corporation ("Gillette") and Alaska Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Gillette ("Sub" and together with Gillette, the "Filing Persons").

         (b) The address of the principal business and principal office of the Filing Persons is Prudential Tower Building, Suite 4800, Boston, Massachusetts 02199.

         (c) Sub was incorporated solely for the purpose of merging with and into Issuer, and has no other business. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Sub, as of the date hereof.

         Gillette's businesses range across several industry segments, including blades and razors, toiletries and cosmetics, stationery products, electric shavers, small household appliances, hair care appliances, oral care appliances and oral care products. Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Gillette, as of the date hereof.

         (d) During the last five years, neither of the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) During the last five years, neither of the Filing Persons, nor to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
             -------------------------------------------------

         Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 12, 1996, among Gillette, Sub and the Issuer, and subject to the conditions set forth therein (including approval by the stockholders of the Issuer and Gillette and approvals of the applicable regulatory authorities), Sub will be merged with and into the Issuer (the "Merger"), and each share of Common Stock (except as otherwise provided in the Merger Agreement) will be converted into the right to receive .904 shares of common stock of Gillette.

         Concurrently with the execution and delivery of the Merger Agreement, dated as of September 12, 1996, among Gillette, Sub and the Issuer, Gillette and Sub entered into a Stockholders Agreement with each of DI Associates, L.P. and KKR Partners II, L.P. (collectively, the "Stockholders"), pursuant to which, among other things, the Stockholders, severally and not jointly, have agreed to vote the shares of Common Stock then owned, currently or thereafter acquired, in favor of the Merger and have granted to Sub an irrevocable proxy (coupled with an interest) to vote such shares of Common Stock in favor of the Merger.

         The description of the Merger Agreement and the Stockholders Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhbiits 1 and 2 hereto, respectively.

ITEM 4.      PURPOSE OF TRANSACTION.
             ----------------------

         (a)-(b) The purpose of the transaction is to facilitate the approval of the Merger by the stockholders of the Issuer.

         (c)-(i) Note applicable.

         (j) Other than as described above, the Filing Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Filing Persons reserve the right to develop such plans).

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.
             ------------------------------------

         (a)-(b) As a result of the Stockholders Agreement, the Filing Persons may be deemed to be the beneficial owners of 41,100,000 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission (the "SEC"), such shares constitute approximately 34.4% of the issued and outstanding shares of Common Stock.

         To the knowledge of the Filing Persons, no shares of Common Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B.

         (c) Neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has effected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             -------------------------------------------------------------
             RESPECT TO SECURITIES OF THE ISSUER.
             -----------------------------------

         Pursuant to the Merger Agreement and Stockholders Agreement, Gillette and the Stockholders also entered into a Registration Rights Agreement dated as of September 12, 1996 which appears as Exhibit 3 hereto. Other than the Merger Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Confidentiality Agreement to the best knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.
             --------------------------------

Exhibit      Description
- -------      -----------

  1. Agreement and Plan of Merger, dated as of September 12, 1996, among The Gillette Company, Alaska Acquisition Corp. and
             Duracell International Inc. is incorporated herein by reference to the Issuer's Form 8-K, SEC File No. 1-10747, Exhibit 2, as filed with the SEC on September 16, 1996.

  2. Stockholders Agreement, dated as of September 12, 1996, among The Gillette Company, Alaska Acquisition Corp., DI Associates, L.P. and KKR Partners II, L.P. is incorporated herein by reference to the Issuer's Form 8-K, SEC File No. 1-10747,
             Exhibit 99.1, as filed with the SEC on September 16, 1996.

  3. Registration Rights Agreement, dated as of September 12,1996, among The Gillette Company, KKR Partners II, L.P. and DI Associates, L.P. is incorporated herein by reference to the Issuer's Form 8-K, SEC File No. 1-10747, Exhibit 99.2, as filed with the SEC on September 16, 1996.

  4. Joint Filing Agreement between The Gillette Company and Alaska Acquisition Corp.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1996                  ALASKA ACQUISITION CORP.


                                            By: /s/ Kenneth F. Kames
                                               --------------------------------
                                            Name:  Kenneth F. Kames
                                            Title:  Vice President


                                            By: /s/ William J. Mostyn, III
                                               --------------------------------
                                            Name:  William J. Mostyn, III
                                            Title:  Assistant Secretary


                                            THE GILLETTE COMPANY


                                            By: /s/ Lloyd B. Swaim
                                               --------------------------------
                                            Name:  Lloyd B. Swaim
                                            Title:  Vice President and Treasurer

                                            By: /s/ Kenneth F. Kames
                                               --------------------------------
                                            Name:  Kenneth F. Kames
                                            Title:  Vice President

                                                                      Schedule A
                                                                      ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF ALASKA ACQUISITION CORP.


         The name, business address and title with Alaska Acquisition Corp, and present principal occupation or employment, of each of the directors and executive officers of Alaska Acquisition Corp. are set forth below. Except as indicated, each person's business address is Prudential Tower Building, Suite 4800, Boston, Massachusetts 02119. Except as indicated, each person listed below is a citizen of the United States.

                               Board of Directors
                               ------------------

                                                   Present Principal
      Name and Title                                  Occupation
      --------------                               -----------------

Joel P. Davis, Director                  Senior Vice President, The Gillette
                                         Company

Michael C. Hawley, Director              President and Chief Operating Officer,
                                         The Gillette Company

Joseph E. Mullaney, Director             Vice Chairman of the Board, The
                                         Gillette Company

Thomas F. Skelly, Director               Senior Vice President, The Gillette
                                         Company



                               Executive Officers
                               ------------------


      Name and Title                         Present Principal Occupation
      --------------                         ----------------------------

Joel P. Davis, President                 Senior Vice President, The Gillette
                                           Company
Kenneth F. Kames, Vice President         Vice President, The Gillette Company

Thomas F. Skelly, Vice President         Senior Vice President, The Gillette
                                           Company

Lloyd B. Swaim, Treasurer                Vice President, The Gillette Company

Jill C. Richardson, Secretary            Secretary, The Gillette Company

William J. Mostyn III, Assistant         Senior Group Counsel, The Gillette
  Secretary                                Company

                                                                      Schedule B
                                                                      ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF THE GILLETTE COMPANY


         The name, business address and title with Gillette, and present principal occupation or employment, of each of the directors and executive officers of Gillette are set forth below. Except as indicated, each person's business address is Prudential Tower Building, Suite 4800, Boston, Massachusetts 02199. Except as indicated, each person listed below is a citizen of the United States.

                                                   Present Principal
                                                  Occupation Including
         Name and Title                             Name of Employer
         --------------                           --------------------

Alfred M. Zeien, Chairman of the          Chairman of the Board of Directors and
Board of Directors and Chief Executive    Chief Executive Officer, The Gillette
Officer                                   Company

Michael C. Hawley, President and Chief    President and Chief Operating Officer,
Operating Officer                         The Gillette Company

Joseph E. Mullaney, Vice Chairman of      Vice Chairman of the Board, The
the Board of Directors                    Gillette Company

Warren E. Buffett, Director               Chairman of the Board and Chief
                                          Executive Officer of Berkshire
                                          Hathaway Inc., 1440 Kiewit Plaza,
                                          Omaha, Nebraska  68131

Wilbur H. Gantz, Director                 President and Chief Executive Officer
                                          of PathoGenesis Corporation, 5215 Old
                                          Orchard Road, Suite 910, Skokie,
                                          Illinois  60077

Michael B. Gifford, Director              Former Managing Director and Chief
(citizen of Great Britain)                Executive, The Rank Organisation Plc,
                                          London, England (retired)

Carol R. Goldberg, Director               President, The Avcar Group, Ltd., 225
                                          Franklin Street, Suite 2700, Boston,
                                          Massachusetts  02110

Herbert H. Jacobi, Director               Chairman of the Managing Partners of
                                          Trinkaus & Burkhardt, Koenigsallee
                                          21/23, D-40212 Duesseldorf 1,
                                          Germany

Richard R. Pivirotto, Director           President, Richard R. Pivirotto Co.,
                                         Inc., 111 Clapboard Ridge Road,
                                         Greenwich, Connecticut  06830

Juan M. Steta, Director                  Of Counsel, Santamarina y Steta,
(citizen of Mexico)                      Edificio "Omega" Campos Eliseos,
                                         No. 345-3er PISO, Col. Chapultepec
                                         Polanco, 11560 Mexico, D.F.

Alexander B. Trowbridge, Director        President, Trowbridge Partners Inc.
                                         1317 F. Street, N.W. Suite 500,
                                         Washington, D.C.  20004

Joseph F. Turley, Director               Former President and Chief Operating
                                         Officer, The Gillette Company (retired)


                               Executive Officers
                               ------------------

      Name                                           Title
      ----                                           -----

Alfred M. Zeien                            Chairman and Chief Executive Officer

Michael C. Hawley                          President and Chief Operating Officer

Joseph E. Mullaney                         Vice Chairman of the Board

Robert G. King                             Executive Vice President

Jacques Lagarde                            Executive Vice President

Joel P. Davis                              Senior Vice President

Robert E. DiCenso                          Senior Vice President

Thomas F. Skelly                           Senior Vice President

Charles W. Cramb                           Vice President and Controller

                                  Exhibit Index
                                  -------------


Exhibit                            Description                            Page
- -------                            -----------                            ----

  1.         Conformed Agreement and Plan of Merger, dated as of            *
             September 12, 1996, among The Gillette Company,
             Alaska Acquisition Corp. and Duracell International
             Inc. is incorporated herein by reference to the Issuer's Form 8-K, SEC File No. 1-10747, Exhibit 2, as filed with the SEC on September 16, 1996.

  2.         Conformed Stockholders Agreement, dated as of                  *
             September 12, 1996, among The Gillette Company,
             Alaska Acquisition Corp., DI Associates, L.P. and
             KKR Partners II, L.P. is incorporated herein by reference to the Issuer's Form 8-K, SEC File No.
             1-10747, Exhibit 99.1, as filed with the SEC on September 16, 1996.

  3.         Conformed Registration Rights Agreement, dated as of           *
             September 12, 1996, among The Gillette Company, KKR
             Partners II, L.P. and DI Associates, L.P. is incorporated herein by reference to the Issuer's
             Form 8-K, SEC File No. 1-109747, Exhibit 99.2, as filed with the SEC on September 16, 1996.

  4.         Joint Filing Agreement between The Gillette Company           E-1
             and Alaska Acquisition Corp.